

07006924



RECEIVED
APR 23 2007
PROCESSING
SECTION
WASH. D.C.
209

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 65562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shin Han Global Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3450 Wilshire Blvd., Suite 400
(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jung S. Shin (213) 380-6004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woonsang Yeo, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

3699 Wilshire Blvd., Suite 550	Los Angeles	CA	90010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jung S. Shin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shin Han Global Securities, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President / CEO

Title

Notary Public



SAMANTHA KANG
Commission # 1626267
Notary Public - California
Los Angeles County
My Comm. Expires Dec 31, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHIN HAN GLOBAL SECURITIES

REPORT PURSUANT TO RULE 17a-5 (d)

FINANCAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

WOONSANG YEO

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Shin Han Global Securities

I have audited the accompanying statement of financial condition of Shin Han Global Securities as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchanges Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shin Han Global Securities as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basis financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Woonsang Yeo
Certified Public Accountant

Los Angeles, California
February 22, 2007

3699 WILSHIRE BLVD., SUITE 550 LOS ANGELES, CA 90010
TEL : 213,487,3336 FAX : 213,487,2878

SHIN HAN GLOBAL SECURITIES
BALANCE SHEET
DECEMBER 31, 2006

Assets

Current assets :				
Petty cash	$	65		
Cash in bank		35,788		
Account receivable from clearing company		40,153		
Clearing deposit		17,000		
Prepaid expenses		2,554		
Total current assets			$	95,560
Property and equipment, at cost, net of accumulated depreciation of $15,153				33,921
Other asset				14,504
Total Assets				143,985

Liabilities and Stockholder's Equity

Liabilities				
Account payable - commission	$	24,254		
Payroll tax liabilities		708		
Total liabilities			$	24,962
Commitments and contingencies				54,500
Stockholder's equity				
Capital stock, no par value; 1,000,000 shares authorized, 879,370 shares issued and outstanding		878,370		
Accumulated deficit		(813,847)		
Total stockholder's equity			$	64,523
				143,985

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

SHIN HAN GLOBAL SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Income				
Commission income	$	719,515		
Bond income		600		
Other income		10,883		
Total Income			$	730,998
Expenses				
Clearing expense	$	79,585		
Commission expense		264,841		
Employee compensation and benefits		229,149		
Occupancy and equipment rental		48,996		
Other operating expenses		142,366		
Total Expenses				764,937
Loss from Operation before Tax			$	(33,939)
Other Expenses				(59,730)
Income before Tax			$	(93,669)
Provisio for Income Tax				800
Net Income (Loss)			$	(94,469)

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

SHIN HAN GLOBAL SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Accumulated Deficit	Total
Balance, at December 31, 2005	$ 848,370	$ (719,378)	$ 128,992
Issuance of common stock	30,000	-	30,000
Net income (loss)	-	(94,469)	(94,469)
Balance, at December 31, 2006	$ 878,370	$ (813,847)	$ 64,523

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

SHIN HAN GLOBAL SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operationg activities:		
Net income (loss)	$ (94,469)	
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation expense	7,991	
Petty cash (increase)	(61)	
Account receivable from clearing company (increase)	(1,861)	
Clearing deposit (decrease)	18,282	
Prepaid expenses (increase)	(525)	
Account payable - commission (decrease)	(7,333)	
Payroll tax liabilities (decrease)	(674)	
Contingency liability (increase)	54,500	
Cash flow from operating activities		$ (24,150)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Issuance of common stock (increase)	$ 30,000	
Advances to related parties (decrease)	4,448	
Cash flows from financing activities:		$ 34,448
Net increase (decrease) in cash		$ 10,298
Cash balance at beginning of the year		25,490
Cash balance at end of the year		$ 35,788

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

SHIN HAN GLOBAL SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Shin Han Global Securities (the "Company") was formed on June 26, 2002 in the State of California with name of "CHK Global Securities" and the Company's legal name was changed on March 23, 2006. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchanges Act of 1934. The Company is mostly involved in equity trading. The Company also operates in mutual funds and variable products such as life insurance and annuities, which is about 20% of total revenue. The Company serves approximately 450 customers throughout Southern California.

The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trade are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over its estimated useful life of seven (7) and five (5) years, respectively by the straight-line method.

Commission income is generated from equity trading, mutual fund, and variable life insurance and annuities trades. Commission income and expenses are recorded on settlement basis.

SHIN HAN GLOBAL SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 2: INCOME TAXES

For the year ended December 31, 2006 the Company recorded the minimum California Franchise Tax of $800.

The Company has available at December 31,2006, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $122,077, that expires as follows:

Amount of unused operating Loss carry-forwards	Expiration during year ended December 31,
$ 22,024	2022
134,404	2023
185,031	2024
377,919	2025
94,469	2026
$ 813,847	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: DEPOSIT HELD AT CLEARING FIRM

The Company has deposited $17,000 with Penson Financial Services, Inc. as securities for its transactions with them.

Note 4: RELATED PARTY TRANSACTIONS

In November 2005, the Company entered into an expense sharing agreement with Woori Insurance Services ("Woori"), whereby Woori would pay 20% of rent, office and administrative expenses and a fixed rate of $250 for equipment rental. For the year ended December 31, 2006, the Company received $10,206 from Woori.

Note 5: RENT EXPENSE

Current year rent expense consists of the following;

Office rent	$ 46,706

SHIN HAN GLOBAL SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 6: COMMITMENTS AND CONTINGENCIES

Contingency Liability

The Company has been filed a claim by one of its customer, whose name is Young Soo So, on February 23, 2006. NASD Dispute Resolution decided on February 7, 2007 as follows;

1. The Company is liable to and shall pay Young Soo So (Claimant) the sum of $100,000 in compensatory damages.
2. The Company is liable to and shall pay Claimant interest of $100,000 at the rate of 7% per annum from June 1, 2004 until February 6, 2007.
3. The Company is charged with $9,700 as fees and costs.

The Company settled Payment Agreement with Young Soo So on February 16, 2007 as follows;

1. The Company pay $25,000 on execution of this agreement and no later than February 23, 2007.
2. The Company pay $5,000 a month for 5 months starting March 15, 2007.
3. Claimant agree to accept to receive $50,000 from the Company in full satisfaction of the above the Award decided by NASD Dispute Resolution.

According to the above settlement between Claimant and the Company, loss from litigation and contingency liability to Claimant, amount of $50,000, was reflected on Financial Statements. Also, the Company recorded other expense of $9,700 and contingency liability to NASD, amount of $4,500. Regarding the matter of contingency liability, on February 17, 2007, stockholders resolved to contribute amount of $50,000 for increasing net capital.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 156 (amended of 140), "Accounting for Servicing of Financial Assets" with respect to the accounting for separately recognized servicing assets and servicing liabilities. Also, FASB issued SFAS No. 157, "Fair Value Measurements", and No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans". Adoption of the new standards has not had a material effect upon the financial statements of the Company.

SHIN HAN GLOBAL SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 8: COMPUTATIOIN OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall net exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $13,479, which was $8,182 in excess of its required net capital of $5,297; and the Company's ratio of aggregate indebtedness ($79,462) to net capital was 5.90 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $55,875 material difference between the computation of net capital under net capital SEC rule 15c 3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 69,354
Adjustments:		
Accumulated deficit	$ (55,875)	
Total adjustments		(55,875)
Net capital per audited statements		$ 13,479

SHIN HAN GLOBAL SECURITIES
Schedule I - computation of Net Capital Requirements
Pursuant to Rule 15c3-1
DECEMBER 31, 2006

Computation of net capital		
Stockholder's equity		
Common stock	$ 878,370	
Accumulated deficit	(813,847)	
Total stockholder's equity		$ 64,523
Less: Non allowable assets		
Petty cash	$ 65	
Prepaid expenses	2,554	
Property and equipment, net	33,921	
Security deposit	14,504	
Total non allowable assets		51,044
Net Capital		$ 13,479
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 5,297	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,297
Excess net capital		$ 8,182
Percentage of aggregate indebtedness to net capital	5.90 : 1	

See independent auditor's report

SHIN HAN GLOBAL SECURITIES
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
DECEMBER 31, 2006

A computation of reserve requirements is not applicable to Shin Han Global Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

SHIN HAN GLOBAL SECURITIES
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
DECEMBER 31, 2006

Information relating to possession or control requirements is not applicable to Shin Han Global Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

SHIN HAN GLOBAL SECURITIES

SUPPLEMENTARY ACCOUONTANT'S REPORT

ON INTERNAL ACCOUNTING CONTROL

REPORT PURSUANT TO 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2006

WOONSANG YEO
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
Shin Han Global Securities

In planning and performing my audit of the financial statements and supplemental schedules of Shin Han Global Securities (the "Company") for the year ended December 31, 2006, I considered its internal control and supplemental schedules structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3699 WILSHIRE BLVD., SUITE 550 LOS ANGELES, CA 90010
TEL : 213.487.3336 FAX : 213.487.2878

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Woonsang Yeo
Certified Public Accountant

Los Angeles, California
February 22, 2007

END